Filed by Agnico-Eagle Mines Limited Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limited
Commission File No. 001-13422
Date: February 16, 2005

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This document does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Cumberland Resources or Agnico-Eagle. Such offer will be made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended) solely under an registration statement, offer to purchase, prospectus and other offer documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission. U.S. investors and securityholders are advised to read these documents carefully when they become available, because they will include important information regarding such offer. At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  When used in this document, words such as “expect”, “will”, “estimated”, “estimates”, “anticipated”, “believe”, “projected” and similar expressions are intended to identify forward-looking statements or information.  Such statements and information include without limitation: statements regarding expectations as to the timing, completion and settlement of the offer to Cumberland’s stockholders; anticipated timing of exploration, development, construction and production of Cumberland’s and Agnico-Eagle’s minesites; anticipated exploration potential and estimated production amounts, including estimates of reserves and resources, of Cumberland’s minesites; estimates of capital expenditures and other cash needs;  estimates of mining costs, cash costs and other operating costs and expenses; estimates of mine life; estimates of cash resources; anticipated impact of the acquisition on Agnico-Eagle’s earnings and results of operations; anticipated benefits to Cumberland’s stockholders; and other expected or anticipated benefits of the acquisition. Such statements and information reflect the Company’s views as at the date of this presentation and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results and final decisions to be materially different from those expressed or implied by such forward looking statements and information. Such risks include risks relating to acquisitions, including, without limitation, the parties may be unable to obtain regulatory approvals required for the acquisition; the parties may be unable to complete the acquisition or completing the acquisition may be more costly than expected because, among other reasons, conditions to the closing of the acquisition may not be satisfied; problems may arise with the ability to successfully integrate the businesses of Agnico-Eagle and Cumberland; Agnico-Eagle may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. Other risks include, but are not limited to, the volatility of prices of gold and other metals; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; and governmental and environmental regulation.  For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

CORPORATE PARTICIPANTS

Sean Boyd

Agnico-Eagle Mines Limited - Vice Chairman and CEO

Ebe Scherkus

Agnico-Eagle Mines Limited - President and COO

David Garofalo

Agnico-Eagle Mines Limited - Sr. VP finance, CFO

CONFERENCE CALL PARTICIPANTS

John Bridges

J.P. Morgan - Analyst

David Stein

Sprott Securities - Analyst

Steve Butler

Canaccord Adams - Analyst

Mike Jalonen

Merrill Lynch - Analyst

Michael Fowler

DesJardins Securities - Analyst

Don MacLean

Paradigm Capital - Analyst

Dave Ryan

Northern News Service - Media Representative

David Christie

TD Newcrest - Analyst

PRESENTATION

Operator

Good morning ladies and gentlemen and thank you for standing by. Welcome to the Agnico-Eagle Mines conference call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time for you to queue up for questions. (OPERATOR INSTRUCTIONS). I would like to remind everyone that this conference call is being recorded on Wednesday, February 14, 2007 at 11:00 AM Eastern time. I will now turn the conference over to Mr. Sean Boyd, Chief Executive Officer. Please go ahead.

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

Thank you, operator, and good morning everyone and we’re happy this morning to report on our agreement to acquire Cumberland Resources. We’re excited about the transaction because it’s consistent with our strategy, it’s consistent with our stated objectives of building our gold asset base while minimizing the dilution to our shareholders. The transaction enhances our already significant gold production and reserve growth. Our gold reserves will increase by 28% to over 13 million ounces with this transaction, and our 2010 production will increase about 39% to about 1.3 million ounces. Our cash costs in 2010 at that production rate should be sub-$200. The transaction is accretive to our net asset value, our cash value per share, also accretive on reserves per share. We’re acquiring a large reserve of 2.9 million ounces, also a large resource of 1.1 million ounces with excellent exploration potential. There’s no need for any financing. The growth is funded by existing financial resources and cash and cash flow. Pro forma, the cash position of the combined company is approximately $550 million.

Meadowbank fits with our existing project development timeline. We will get into that in the call and certainly [Yves] will be interested in responding to your questions on how we will take advantage of our base in northwestern Quebec to move this project forward. But there is a nice fit. We’ve extended the time line to production for Meadowbank to 2010, so after Lapa, Goldex, Kittila and Pinos Altos come into production. And from a project point of view, the project is technically straightforward. All of the major permits are in place, it’s open pit and the metallurgy is very simple.

So I’m going to go through a series of slides, those of you who are on the Internet, I can advance those slides and we will get into some of the details of the transaction.

There is a couple of Safe Harbor statements. The forward-looking statement, so please be advised, we will be looking and doing forward projections. And in terms of the offer, this is not an offer. We advise, you should read the offer to purchase prospectus and other offering documents carefully before making a decision on the offer.

The acquisition of Cumberland, we intend to acquire all of the outstanding shares of Cumberland via a takeover bid. The main asset as we said is the construction stage Meadowbank project which we will describe in more detail in this presentation. We currently own about 2.6% of Cumberland fully diluted. The structure of the transaction, it’s a friendly takeover with Cumberland Board support, a share exchange, as we said, 0.185 shares of Agnico per Cumberland share. That works out to a consideration of about C$8.87 per share based on the closing prices of yesterday. On a 20-day volume-weighted average, that is a premium of about 23.7%, valuing the entire transaction at about C$710 million. We have a support agreement that has been executed with the management and directors of Cumberland, minimum tender condition two-thirds. We have lockup and support agreements as we said. We have a right to match if there is a competing bid, and there is a break fee of C$21 million paid to us if we’re not successful in the transaction.

Continuing with the transaction summary, the transaction has been approved by both the Cumberland and Agnico Boards and Cumberland has received a fairness opinion on their transaction. In terms of the timing, announcing today circular to be mailed in early March, bid expiry in April and expect the transaction to close in May of this year.

In terms of the strategic rationale, as we set at the top, this enhances our already significant gold production and reserve growth, as we said, 2.9 million in additional gold reserves ounces, another 1.1 million in resource ounces and adding on average beginning in 2010 over the life of the Meadowbank project about 350,000 ounces per year of production. Again, this transaction is very consistent with some successful acquisitions we have made in the most recent past. In fact, it’s very similar to the [Riderhitten] transaction in terms of the transaction size relative to our size, so this is something we’ve done before and it was something that we set out to do, looking for a transaction that was, in terms of issuing shares in the 10 to 11% range of our outstanding to give us an accretive deal and allow us more exposure on a reserve basis per share. As the deal is accretive, as we said, net asset value of cash flow per share and reserve per share. On a reserve per-share basis, we increase our reserves per share about 15%. On a total acquisition cost basis, we’re in the neighborhood of about C$520 an ounce, and we’re using recoverable ounces in our proposed preliminary mine plan of 3.1 million ounces, so that’s about a 22% discount to the current spot price.

Balance sheet very strong, C$550 million in cash, very good cash flow coming out of LaRonde, in 2006 generated over C$250 million in cash flow and we’re expecting the same general metal output in 2007. So we anticipate continued strong cash the coming from LaRonde and we have a fully undrawn bank facility of C$300 million.

As those of you who have followed Cumberland know, they had a letter agreement for – to put in place a gold loan. Our plan is not to draw on that gold loan; in fact, to not move forward. There’s a small cancellation fee of less than C$1 million on that. What you also may know if you’ve followed Cumberland is, in conjunction with that gold loan, they had entered into a put call structure to set a floor price on how much they would receive on consummating that gold loan. Last night and this morning, we have put in an exact opposite position to that hedge position, so we would be – have totally closed down the Cumberland hedge position today. So going forward, full leverage to the gold price, and that is consistent with our strategy. We just don’t like any hedging on the gold side, and so we have acted very quickly to do that in the market last night and this morning.

In terms of the project, and we will get into the technical aspects and how we’re going to manage that, but it is a good match to our existing skill set. As we said, from a technical point of view, it’s open pit, the metallurgy is very simple and we’re going to use our team in northwestern Quebec and use that base to build the Meadowbank project. That is a very similar scenario to what Falconbridge did when they built Raglan, and we will show you and we will talk about how that works as we go forward.

Why Cumberland? Again, consistent with our strategy of gold growth, giving us a substantial gold producer of averaging about 350,000 ounces. It’s owned 100%, so all of our other projects are owned 100%. We like to be able to manage the exploration program and the building program in the way Agnico likes to do things, so we plan to be very aggressive from an exploration point of view, and we hope to expand that reserve base beyond 2.9 million ounces by converting the resource of 1.1 million ounces and drilling beyond the currently known resource, both a long strike and at depth. So we’re going to expand our exposure budget in 2007 to do that. In terms of the Quebec-based team, what that’s going to involve is basically mine-building, providing supplies. All of the construction management will be run out of LaRonde and that will be sort of a fly-in/fly-out operation. Again, fully financed with existing resources. And we don’t like political risk, so what this transaction does is it increases our already-strong presence in Canada. And as far as permitting goes, we have all of the major permits here. There is a couple of water licenses that are required, but basically the project has begun construction with the road construction having started very recently.

In terms of the growth in gold, as we said, Agnico standalone, already a significant reserve and production growth profile. But what this does to us is it increases our reserves from 10.4 million to 13.3 million. Next week when we update our fourth quarter, we will also be updating our reserve, and as you know, we have anticipated growing our 10.4 million-ounce base and we will be announcing that next week.

On the dilution side, fully diluted, we go from about 131 million shares outstanding to 146 million shares outstanding. So that puts us in a very good position going forward to continue to create per-share value for our shareholders.

On the production side, again, stand-alone, we have a very strong production growth profile, but this gives us an additional 39% increase in our 2010 production. In 2010, we’re estimating our cash cost to be about $175 an ounce, plus or minus. That is based on a zinc price assumption of C$1 per pound, a silver price assumption of C$10 per ounce, copper price assumption of C$1.88, and an exchange rate Canadian/U.S. dollar of 1.18. So still, all combined, a significant producer of over 1 million ounces with costs under $200 an ounce.

In terms of the timeline, our projects are staged. By mid-2008, Goldex and Kittila; end of 2008, Lapa; 2009, Pinos Altos; and 2010, Meadowbank. What this also does is give us a much more diversified production base with much less reliance on base metal byproducts going forward. What I will also give you now is the combined sort of capital layering in, which is not a separate slide, but I have those figures sort of layering in Meadowbank. Our capital in 2007 would be in the $425 million range; in 2008, about C$300 million; in 2009, about C$225 million; and in 2010, less than C$100 million. So that can all be financed with the existing cash position, with the cash flow, and if needed, with the bank facility.

This slide, for you those of you on the Internet, shows the Meadowbank project in relation to Falconbridge’s [Extrata] project, also in relation to our base in northwestern Quebec. And we are certainly looking to maximize the local Inuit workforce; that’s certainly our primary objective. We feel that we can be a great addition to the community out there, and there is an Inuit impact and benefit agreement in place that we look forward to participating in. But, in terms of managing the project, we’re looking for northwestern Quebec for key mine staff, for technical services, for administration, for supplies, essentially the construction management done by Agnico-Eagle, as opposed to Cumberland, who are contracting out to an engineering firm. What we’re looking to do is operate this in terms of a base from Eastern Canada. So they’ve taken away from the influence on the cost side from the tar sands and what the tar sands is having on certain projects. So that gives us an advantage to extract additional synergies from our base in northwestern Quebec as it relates to this project.

Turning to the highlights of Meadowbank, it’s open pit, there’s three closely-spaced pits in the mine design, they’re relatively shallow, mining to a depth of about 170 meters. Further to the north, about 5 kilometers, there is an additional pit called the [Balk] pit. Again, technically, very straightforward, open-pit mining, traditional processing, gravity circuit, we’ll recover 35% to 50% of the gold and we have a CIP circuit as well for the balance. So, again, proven technologies, metallurgy that we know well, and from a project perspective, relatively straightforward.

From an exploration potential perspective, this just adds another large land package with another large open deposit to our portfolio. We own one in Finland. We own a big deposit, as you know, LaRonde in Abitibi, and we have that entire belt tied up. We own a growing deposit in Mexico, and this just adds a fourth large land package and deposit. So our job now, like we’re doing in those other projects, is to get more (indiscernible) exploration. And we certainly are going to do that. We estimate that our budget this year would be around $5 million U.S. for exploration, and a lot of that work will involve following up other known occurrences that Cumberland has just not been able to drill over the last couple of years because they have been more focused on the feasibility work.

The benefits to Cumberland’s shareholders, an immediate 23% to 24% premium to the 20-day volume weighted average volume price. Agnico brings to the table financial capacity, exploration expertise and mining expertise to increase the value for all the shareholders. Cumberland shareholders will gain certainly the liquidity that we have in our stock, trading in excess of $100 million worth of shares a day. And Agnico is a dividend payer, has been one for 25 years, has recently announced an increase in that dividend payout. And we hope to do that as we move forward and complete our mine-building phase.

Going forward, by 2010, our gold output will be around 1.3 million ounces, which is about five times what it is currently. Our pro forma reserve resources post the transaction is approaching about 20 million ounces, and we’ll get into more detail next week on our announcements related to existing Agnico stand-alone projects. So significant growth in production and reserves. We anticipate continuing to deliver value through focusing on operational excellence, looking at other strategic acquisitions if we can find something that is accretive and does not dilute the existing shareholder base. Exploration will continue to be a focus. As we said, we have meaningful exploration upside in four active camps, so that is an important element of our story as we move forward. The balance sheet is extremely strong, and that is enhanced by LaRonde and its metal output and the significant cash flow that it’s generating. And, again, as always, we are one of the companies that have never, ever sold forward, and this transaction did provide a hedge, but obviously, we’re not comfortable with it and we’ve taken care of that last night and this morning, as we indicated.

So that is the formal part of our presentation, and operator, we would be happy to open it up now for questions.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). John Bridges, J.P. Morgan.

John Bridges - J.P. Morgan - Analyst

Congratulations. I just won’t wondered with Meliadine, the 50% holding there, what potential do you see there, and how does that rate compared to the other expiration targets?

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

I will just cover go over one point, and Yves has some views on that. I think we see this transaction, we’ve always said for the last little, while this industry is having difficulty growing and finding deposits. As a result, we feel companies will have to go deeper. We certainly have that expertise to go deeper. We also think companies have to go up and open up the northern parts of the world. This certainly positions us strategically in the Arctic. Meliadine is near our area, so obviously we have an interest in that as we build our infrastructure. So I will turn it over to Yves, if he can give you of his thoughts on it.

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Well, I think Sean hit it on the head. This is sort of the opening volley here, John, because we believe that the Arctic, it’s a new era for the Arctic, and we believe that there’s a lot of other deposits to be found. Also, at the Port of Baker Lake, well, we feel we will then have a very key position with respect to anyone else coming into the eastern part of the Arctic. With respect to Meliadine, we believe it’s a project that has merit, but we will see as time goes on.

John Bridges - J.P. Morgan - Analyst

Was the departure of gold sales from [Comaplex] part of your decision in that respect?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

No.

John Bridges - J.P. Morgan - Analyst

And presumably, the decision from Nunavut to permit the road a couple of days ago was a vote of confidence from the authorities up there?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Yes it was, but when we first started this process, the permit was imminent. So we expected it at any moment’s time. Cumberland did a great job on that, so we really didn’t feel that that was an issue.

Operator

David Stein, Sprott Securities.

David Stein - Sprott Securities - Analyst

It looks like a good deal. First question is, can you tell us what the cost to unwind those hedges was?

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

It was C$15.9 million.

David Stein - Sprott Securities - Analyst

Thank you. Secondly, I wanted to maybe go into the sensitivity to diesel costs, because I notice that Cumberland in its feasibility used a pretty low assumption for that. Now I notice you guys have kind of grossed that up to something that looks a little more reasonable. Can you talk about maybe what the sensitivity to diesel fuel costs is going to be and the impact to the project?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

In comparison of the Cumberland feasibility, they used C$0.37 of C$0.38 a liter. What we used in our evaluation were prices in the neighborhood of C$0.60 to C$0.70 per liter. Also, when we looked at sensitivities and when we placed the numbers of about C$0.75 to C$0.85 a liter, we found that our operating cost went up about 10% on a per-ton basis.

David Stein - Sprott Securities - Analyst

And as a general rule of thumb, what proportion of the per-ton costs are fuel related?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

I would have to get back to you on that, David. I believe – I have that on my (indiscernible), I just cannot think of it off the top of my head.

David Stein - Sprott Securities - Analyst

No worries, you can get Dave Smith to get back to me on that I guess. You know what? I think that’s all the questions I have for now. Thanks a lot.

Operator

Steve Butler, Canaccord Adams.

Steve Butler - Canaccord Adams - Analyst

Happy Valentine’s day, for Cumberland especially. The question, just to clarify, the Meliadine West project, is that 22% owned by Cumberland, is that the idea?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

It used to be, but it no longer is. They’ve divested their interest in Meliadine.

Steve Butler - Canaccord Adams - Analyst

So what does Cumberland own in Meliadine at all?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Zero.

Steve Butler - Canaccord Adams - Analyst

Zero? Okay. A question for you guys on the exploration. You talk about the potential for underground, Yves, or on the web site presentation. Can you guys comment as to where you see some of the more sexy sources upside, in terms of reserves, resources and more immediate sources?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Well, when you look at the old project and focus of Cumberland over the past years, it was mostly aimed at resource conversion and to grow the reserve, so a lot of their drilling is restricted around the four proposed pits. Very little of the drilling went below 200 meters. And when you look at the pit bottoms around 170 meters, there really is not a lot of work that has been done at depth. Now of course, the question will be, the grades up there, what will be required, can you go underground on grades of (indiscernible)? So we look at one of the more prominent targets, would be the Goose Island zone where some of the intercepts at depth are in the neighborhood of 10 to 12 grams over five to six meters. So that would be one of the first targets that we would look at, with respect to underground potential.

Of course, also with the work that has been done on the Canoe zone and up towards [Vault], there really has not been a lot of additional infill drilling, so we think we could probably make a case by continuing they work done by Cumberland with respect to expanding the Canoe zone, also expanding Goose Island south zone. When you actually stand on the property and look at it, you can see there is a trend of over 2 kilometers long, and all of these various zones. So in a way, it’s very similar to what we have in the Abitibi camp, and also what we have at the [Siracusa] trend in northern Finland. But that would be the focus. And of course, there are, once we have done some of that, then there is the potential, there’s 40 targets that are known on the overall land package. So we would have to start focusing also as well as hitting some of those targets outside of the known reserve resource envelope.

Steve Butler - Canaccord Adams - Analyst

And Yves, I guess those 40 additional targets are pretty much just surface reconnaissance type targets?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Yes, they are, but they are also drill holes with economic or interesting intercepts that have not been followed up on, because once again, that really was not their focus. A lot of those targets have one or two on them with interesting gold values, but it was just a matter of funding and timing.

Steve Butler - Canaccord Adams - Analyst

Okay. And just the last question, can you guys compare your CapEx and operating cost to the Cumberland feasibility study? I can look it up otherwise.

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Okay, what we did, we went over the Cumberland numbers and then basically updated them with respect to using northwestern Quebec CapEx, and also some of the experience that we had gained over the past 12 months with respect to quotes, etc., on Kittila, also with respect to Goldex. So we inserted those numbers. Also, what we did was we used northwestern Quebec and also Raglan wage rates, and we inserted that into the labor cost. So the main differences obviously were in mining preproduction preparation because of the labor component. There was another significant difference in plant infrastructure, etc., which we had a difference of opinion with respect to Cumberland. Also, I’d have to add that our mining plan calls for a daily rate of 8500 tons per day versus 7500 tons per day. So there is some incremental capital cost increase due to that. With respect to the labor cost, as I mentioned, we had used higher fuel prices in the $0.63 per liter range. Also, we had used labor rates that were comparable to Raglan, so we were higher. If we used their figures, we were, I would say not significantly higher, but we were definitely higher. By going to 8500 tons per day, that unit cost came down to C$33.77 per ton.

Steve Butler - Canaccord Adams - Analyst

Okay, thanks Yves.

Operator

Mike Jalonen, Merrill Lynch.

Mike Jalonen - Merrill Lynch - Analyst

Just a couple of questions. Just going back to the hedging, I guess I was not too familiar with the Cumberland hedge, but how many ounces – did you repurchase ounces for that loss, to (indiscernible) that loss?

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

We’ll let Dave answer that.

David Garofalo - Agnico-Eagle Mines Limited - Sr. VP finance, CFO

They put in a [collar], Mike, of 120,000 ounces with a put at 605 Canadian, and a call at 800 Canadian, and we just simply mirrored that hedge at our level, so we effectively neutralized it. And it was a hedge that was in place through to September of this year, which would be the anticipated time line for them to draw on the gold loan.

Mike Jalonen - Merrill Lynch - Analyst

Does this mean you’re not doing the gold loan any more?

David Garofalo - Agnico-Eagle Mines Limited - Sr. VP finance, CFO

That is right, we will cancel the gold loan upon closing the transaction.

Mike Jalonen - Merrill Lynch - Analyst

I guess I somehow missed those numbers. Did Sean give numbers with your production there? He gave annual CapEx for the Company, I heard C$100 million for 2010, and was that –?

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

That is right.

Mike Jalonen - Merrill Lynch - Analyst

Did you give ‘07, ‘08, ‘09, Sean?

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

Yes, I did. Let me just go back to that. ‘07, about C$425 million, and this will be fine-tuned as we get closer to Pinos Altos feasibility, so we have estimated that number. ‘08 is around C$300 million, and ‘09, C$225 million, and 2010, C$85 to C$100 million.

Mike Jalonen - Merrill Lynch - Analyst

I guess we will get a breakdown of each project next week?

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

Yes.

Mike Jalonen - Merrill Lynch - Analyst

Thank you.

Operator

Michael Fowler, DesJardins Securities.

Michael Fowler - DesJardins Securities - Analyst

What is the cash position of Cumberland right now?

David Garofalo - Agnico-Eagle Mines Limited - Sr. VP finance, CFO

It’s roughly C$110 million unencumbered. They have some cash encumbered as well for letters of credit, but on balance, it’s about $100 million U.S. Our cash position is close to 460 right now. So pro forma, it’s north of 550.

Michael Fowler - DesJardins Securities - Analyst

So, Sean, I think you said that this project is fully financed, but actually, in fact that comment I guess included the gold loan that Cumberland had.

David Garofalo - Agnico-Eagle Mines Limited - Sr. VP finance, CFO

No, because we have a bank facility undrawn of 300 million, and also our cash flow of about $250 million on an annual basis, more than covers the CapEx for all of our Agnico’s project pipeline.

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

And Michael, I might add that we have some warrants coming due in November that are well in the money. It’s another C$130 million of cash that we will take in in November as well (indiscernible) the level.

Michael Fowler - DesJardins Securities - Analyst

Fine, that’s great. I’m interested in this opposite transaction that you did in terms of the hedge. Now I assume that you are very, very confident that this is going to go through, because otherwise if somebody came in and bid higher than Agnico, then you would incur that expense the other way as well.

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

That would be an asset, as we have a call on gold of over [C$800].

Michael Fowler - DesJardins Securities - Analyst

Okay, great. Just another question, that area has a lot of uranium potential. Are you looking to — looking into that in terms of exploration at all?

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

We have not factored any of that. They do have other properties, other metals in the portfolio at Cumberland, but we have not applied any value to the other properties. And what we need to do is get our exploration team in there to look at them all and see if there are some properties in other metals that we could move forward a bit and create some value. So we still need to do that.

Michael Fowler - DesJardins Securities - Analyst

Okay, that’s great. Now just coming back to, Yves, on the CapEx, I don’t think you mentioned a number, did you?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

We mentioned a number of C$375 million.

Michael Fowler - DesJardins Securities - Analyst

Great, thanks very much.

Operator

Don MacLean, Paradigm Capital.

Don MacLean - Paradigm Capital - Analyst

Good morning guys, I really applaud your contrarian view going to the Arctic instead of the parade to the jungle. It’s time that part of the world gets a little more attention. Yves, I’m intrigued with some of your unit cost assumptions. You had mentioned your diesel cost of C$0.60 to C$0.70 a liter. Was that delivered to the site?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Yes.

Don MacLean - Paradigm Capital - Analyst

Actually, I see on my other page here $0.63, okay, that’s delivered. Can you give us a sense of what cost per ton you were assuming for mining?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Okay, the mining, we were coming in at about around C$13.60 per ton.

Don MacLean - Paradigm Capital - Analyst

And that’s about an 8-to-1 strip ratio?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Yes.

Don MacLean - Paradigm Capital - Analyst

And is that Canadian?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Yes, these are all Canadian.

Don MacLean - Paradigm Capital - Analyst

And the processing?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Processing, C$10.40.

Don MacLean - Paradigm Capital - Analyst

And then the G&A, that’s –?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

That would be C$9.77.

Don MacLean - Paradigm Capital - Analyst

Yes, that is a big one for that part of the world. Great, I think those are the key things. And the C$375 million CapEx – what was the Cumberland number, and what portion of the increment was related to your scaling up?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

The Cumberland number was C$313 million. I would say the scaling up would be approximately C$15 million to C$20 million of that increase.

Don MacLean - Paradigm Capital - Analyst

Great. Well, I think you’re paying a full price, but it’s a great fit. So well done, guys.

Operator

[Dave Ryan], Northern News Service.

Dave Ryan - Northern News Service - Media Representative

Sorry, I did call in late at the conference call, I just have one question regarding – I guess the number of jobs in the [Kivalek] region. Will you still concentrate a lot of the jobs that will be done during the 2007 exploration season, jobs from the [Kivaleker] area?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

The total payroll that has been estimated is around 350 permanent jobs when the mine is up full and running. Of course, our emphasis will be on maintaining as many local positions as possible. What is interesting, and what Cumberland has done, currently construction is underway and the contractor, Nuna Logistics, has a team of about 65 people on site, of which 47 of them have been recruited from the village of Baker Lake. So it is our intention to carry on in this same fashion.

Dave Ryan - Northern News Service - Media Representative

And the move from 8500 to 7500 tons – is that expected to increase the actual output? Does it go to – is 375 the estimate because of the increase from 800 – or from 7500 tons to 8500 tons?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Yes, it does. The 375, there’s areas where we disagreed with Cumberland, and we put in our numbers, and it also incorporates the increase from 7500 tons per day to 8500 tons per day.

Dave Ryan - Northern News Service - Media Representative

Okay, thank you.

Operator

David Christie, TD Newcrest.

David Christie - TD Newcrest - Analyst

Just quickly on the fly-in/fly-out, what percentage of the workforce are you going to be flying in from Northwestern Quebec?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

We’re trying to keep it down to a minimum, like mostly a technical staff or a senior operational staff, so it would probably be in the neighborhood of maybe 20% to 25%. The remaining, the open pit staff, or even some of the operators, we expect to get that from Baker Lake.

David Christie - TD Newcrest - Analyst

And you would be paying for the flight all the way back to Northwestern Quebec for all those guys?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

Some of our thinking there, Dave, is Northwestern Quebec is known for its logistics support. It services the James Bay area of Quebec. Its services the Cree Nation of Northwestern Quebec, it also services the Raglan Mine. So we would be tapping into that infrastructure either by using the airports at [Reun] or at Val-d’Or. So this is what our thinking is.

David Christie - TD Newcrest - Analyst

And the benefit of the agreement with the local group there, is there a target rate for employment?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

No, there is not. They did not – Cumberland, when they negotiated the agreement, were careful because a lot of these targets tended to be a little bit idealistic and were hard to achieve, and they based that on the [Diavik] example. So there are no target rates there. However, we accept the reality that we’re going to try and do as much as possible. We have a new HR VP, and of course one his next duties will be to visit Baker Lake and look at training programs, etc.

David Christie - TD Newcrest - Analyst

Perfect. And on the other properties there, are they all in Canada or all in the territories, or where are they?

Ebe Scherkus - Agnico-Eagle Mines Limited - President and COO

They’re all in the territories and Nunavut.

David Christie - TD Newcrest - Analyst

Thanks, Yves.

Operator

(OPERATOR INSTRUCTIONS). Gentlemen, there are no further questions at this time. Please continue.

Sean Boyd - Agnico-Eagle Mines Limited - Vice Chairman and CEO

Thank you, operator, and we’d like to thank everybody for attending this conference call. We will be having our fourth quarter and reserve update conference call next week on the 21st, so we can – we will see you on that call – 22nd, sorry. Our results will be out on the 21st. So, we look forward to updating you on some of the Agnico projects. And if there’s any questions on this transaction, don’t hesitate to call any of us here in the office. We will be glad to help.

Operator

Ladies and gentlemen, this concludes the conference call for today. Thank you for participating, please disconnect your lines.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2007, Thomson Financial. All Rights Reserved.